Exhibit 99.1

Press Release

FCA closes offering of common shares and offering of mandatory convertible securities

Fiat Chrysler Automobiles N.V. (NYSE: FCAU) (“FCA”) announced today that it has completed the sale of 100 million common shares, nominal value €0.01 per share, and U.S.$2,875 million in aggregate notional amount of its 7.875% mandatory convertible securities due 2016. The common shares sold consisted of the common shares previously held by FCA as treasury shares and additional common shares that FCA issued to replenish the share capital canceled in accordance with applicable law following the exercise by Fiat S.p.A. (“Fiat”) shareholders of cash exit rights under Italian law in connection with the cross-border merger of Fiat into FCA. The offerings reflect the exercise in full of the underwriters’ options to purchase additional common shares and mandatory convertible securities.

FCA’s reference shareholder, Exor S.p.A. (“Exor”), purchased for investment U.S.$886 million aggregate notional amount of mandatory convertible securities in this offering to preserve its approximately 30 percent fully-diluted ownership interest in FCA’s common shares. Exor’s diluted ownership interest in FCA’s common shares is approximately 29.5 percent after the completion of the offerings.

The common shares were sold to the public at a public offering price of U.S.$11.00 per common share. FCA paid aggregate underwriting commissions of U.S.$33 million in the common shares offering for net proceeds before expenses of U.S.$1,067 million.

The mandatory convertible securities were sold to the public at 100% of the notional amount of U.S.$100 per mandatory convertible security. FCA paid underwriting commissions of U.S.$2.75 per U.S.$100 of mandatory convertible securities other than those purchased by Exor for total net proceeds, before expenses, of approximately U.S.$2,820 million. Total net proceeds, before expenses, from both offerings were approximately U.S.$3,887 million.

The mandatory convertible securities will be mandatorily converted into FCA common shares on December 15, 2016, unless earlier converted at the option of the holder or FCA or upon certain specified events in accordance with their terms. The mandatory convertible securities will pay a coupon of 7.875% per annum, payable annually in arrears, on December 15, 2015 and 2016, which may, at FCA’s discretion, be paid in common shares of FCA at the mandatory conversion date. FCA will have the

For further information:

Tel.: +39 (011) 00 63088

Email: mediarelations@fcagroup.com

www.fcagroup.com

option to defer payment of coupons, provided that such deferral may not extend past the maturity date. The mandatory convertible securities were issued in denominations of U.S.$100 per mandatory convertible security. The maximum conversion rate of the mandatory convertible securities was set at 9.0909 common shares per mandatory convertible security and the minimum conversion rate was set at 7.7369 common shares per mandatory convertible security, in each case subject to adjustment in certain circumstances.

FCA intends to use the net proceeds from the offering of common shares and the offering of mandatory convertible securities for general corporate purposes.

“This has been a transformational year for FCA. Following our acquisition of the remaining minority interest in Chrysler from the VEBA Trust, we transformed Fiat and Chrysler into FCA and debuted on the New York Stock Exchange, all within the last twelve months. The completion of these offerings marks another crucial step in establishing FCA as a global automaker with the capitalization to compete effectively with the world’s largest automakers,” said Sergio Marchionne, CEO of FCA. “We look forward to continuing to execute our 2014-2018 Business Plan”

*                    *                     *                    *                     *

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

In member states of the European Economic Area which have implemented European Directive 2003/71/EC, as amended (the “Prospectus Directive”) the offerings are only addressed to, and directed at, persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive.

London, 16 December 2014

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints, the separation of Ferrari and many other risks and uncertainties, most of which are outside of the Group’s control.